FGI Industries Ltd.

906 Murray Road

East Hanover, NJ 07869

June 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:FGI Industries Ltd.

Registration Statement on Form S-3

File No. 333-278585

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of FGI Industries Ltd. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 13, 2024, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If you have any questions or require additional information, please contact Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP at jon.zimmerman@faegredrinker.com or (612) 766-8419. Thank you for your assistance and cooperation in this matter.

Very truly yours,

FGI INDUSTRIES LTD.

By:	/s/ John Chen
John Chen
Executive Chairman

cc:Jonathan Zimmerman, Faegre Drinker Biddle & Reath LLP

Charles Lange, Faegre Drinker Biddle & Reath LLP